Exhibit 99.1

Coca-Cola European Partners Commences Exchange Offers for Dollar-Denominated Notes and Related Consent Solicitations

LONDON, 12 March 2018 -- Coca-Cola European Partners plc (“CCEP”) (ticker symbol: CCE)  announced today the commencement of offers to exchange (the “Exchange Offers”) any and all of the notes listed in the table below (the “Old Notes”) for newly issued notes, also listed in the table below (the “New Notes”), and cash as set forth in the table below.  The New Notes will be issued by CCEP with a guarantee from Coca-Cola European Partners US, LLC (“CCEP US”).  The Old Notes were issued by CCEP US (as successor by merger to Coca-Cola Enterprises, Inc. (formerly named International CCE Inc.)) and are guaranteed by CCEP.  In conjunction with the Exchange Offers, CCEP is soliciting consents (the “Consent Solicitations”) to amendments to the indenture governing the Old Notes that would eliminate substantially all of the restrictive covenants applicable to the Old Notes.

CCEP is offering an Early Exchange Premium to holders who validly tender their Old Notes at or before 5:00 p.m. New York City time, on March 23, 2018 (the “Early Exchange Date”). The Exchange Offers and Consent Solicitations expire at 11:59 p.m., New York City time, on April 9, 2018 (the “Expiration Date”), unless extended or earlier terminated. Old Notes validly tendered and consents validly delivered may be withdrawn and revoked at any time at or prior to 5:00 p.m. New York City time, on March 23, 2018 (the “Withdrawal Deadline”), unless extended.

For each $1,000 principal amount of Old Notes validly tendered at or before the Early Exchange Date and not validly withdrawn, holders of Old Notes will be eligible to receive the applicable Total Exchange Consideration set out in the table below, which includes the applicable Early Exchange Premium set out in such table.  For each $1,000 principal amount of Old Notes validly tendered after the Early Exchange Date but at or prior to the Expiration Date, holders of Old Notes will be eligible to receive only the applicable Exchange Consideration set out in such table.

The Exchange Offers and Consent Solicitations are being made exclusively pursuant to, and upon the terms and subject to the conditions set forth in, CCEP’s Offering Memorandum and Consent Solicitation Statement, dated March 12, 2018 (the “Offering Memorandum”) and the related Letter of Transmittal and Consent (the “Letter of Transmittal”), dated March 12, 2018, which are being furnished to holders of Old Notes.

The following table sets forth the Exchange Consideration, Early Exchange Premium and Total Exchange Consideration for each series of Old Notes:

Title of Series of Old Notes	CUSIP Number of Old Notes	Maturity Date	Aggregate Principal Amount Outstanding	Exchange Consideration(1)	Early Exchange Premium(1)	Total Exchange Consideration(1)(2)
3.500% Notes due 2020	459284 AB1	September 15, 2020	$525,000,000	$970 principal amount of New 3.500% Notes and $1.50 in cash	$30 principal amount of New 3.500% Notes	$1,000 principal amount of New 3.500% Notes and $1.50 in cash

3.250% Notes due 2021	19122T AE9	August 19, 2021	$250,000,000	$970 principal amount of New 3.250% Notes and $1.50 in cash	$30 principal amount of New 3.250% Notes	$1,000 principal amount of New 3.250% Notes and $1.50 in cash

4.500% Notes Due 2021	19122T AB5	September 1, 2021	$300,000,000	$970 principal amount of New 4.500% Notes and $1.50 in cash	$30 principal amount of New 4.500% Notes	$1,000 principal amount of New 4.500% Notes and $1.50 in cash
______________________________________
(1) For each $1,000 principal amount of Old Notes.
(2) Includes Early Exchange Premium.

The Exchange Offers and Consent Solicitations are conditioned upon satisfaction or waiver of the conditions set forth in the Offering Memorandum.

CCEP or one of its affiliates will also pay accrued and unpaid interest in cash on the Old Notes accepted in the Exchange Offers and Consent Solicitations to, but not including, the settlement date.  Subject to applicable law, CCEP has the right in its absolute discretion to waive, modify, extend, amend, terminate or withdraw the Exchange Offers and Consent Solicitations with respect to each series of Old Notes and to extend the Early Exchange Date, the Expiration Date or any related dates for any of the Exchange Offers and Consent Solicitations without extending the Withdrawal Deadline.

Holders of Old Notes may not deliver a consent in a Consent Solicitation without tendering Old Notes in the applicable Exchange Offer.  If a holder tenders Old Notes in an Exchange Offer, such holder will be deemed to deliver its consent, with respect to the principal amount of such tendered Old Notes, to the proposed amendments to the indenture governing the Old Notes.

The Exchange Offers and Consent Solicitations  will be made pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”), contained in Section 3(a)(9) of the Securities Act.  CCEP has not filed and will not file a registration statement under the Securities Act with respect to the offer of New Notes pursuant to the Exchange Offers and Consent Solicitations.  This press release is not an offer to exchange any Old Notes for New Notes, a solicitation of an offer to exchange any Old Notes for New Notes, a solicitation of consents with respect to the Old Notes, an offer to sell any New Notes or the solicitation of an offer to buy any New Notes.  Tenders of Old Notes and delivery of related consents may only be made pursuant to the Offering Memorandum and related Letter of Transmittal).

Copies of the Offering Memorandum and related Letter of Transmittal may be obtained by contacting D. F. King & Co., Inc., the exchange agent and information agent in connection with the Exchange Offers and Consent Solicitations, at 48 Wall Street, 22nd Floor, New York, New York 10005; banks and brokers: (212) 269-5550; all others toll-free: (888) 605-1956; email: cce@dfking.com.

This press release does not constitute an offer to purchase, sell or exchange, or a solicitation of an offer to purchase, sell or exchange, a solicitation of consents with respect to, an offer to sell or the solicitation of an offer to buy any security. No offer, solicitation, purchase, sale or exchange will be made in any jurisdiction in which such an offer, solicitation, purchase, sale or exchange would be unlawful. The exchange offers and consent solicitations are being made solely pursuant to the Offering Memorandum and related Letter of Transmittal and only to such persons and in such jurisdictions as are permitted under applicable law.

ABOUT CCEP

Coca-Cola European Partners plc (CCEP) is a leading consumer packaged goods company in Europe, producing, distributing and marketing an extensive range of nonalcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain, and Sweden. The company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London, and on the Spanish stock exchanges, and trades under the symbol CCE.

FORWARD-LOOKING STATEMENTS

This press release may contain statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, strategy, and objectives of CCEP and the CCEP group of companies (the “Group”). Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict,” and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s and the Group’s historical experience and present expectations or projections.  As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made.  These risks and uncertainties include but are not limited to those set forth in the “Risk Factors” section of CCEP’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 12, 2017, including the statements under the following headings: Risks Relating to Changing Consumer Preferences and the Health Impact of Soft Drinks; Risks Relating to Regulatory Intervention; Risks Relating to Business Integration and Synergy Savings; Risks Relating to Cyber and Social Engineering Attacks; Risks Relating to the Market, Risks Relating to General Economic Conditions; Risks Relating to the Alignment of Strategic Objectives with TCCC and Other Franchisors; Risks Relating to Product Quality; and Other Risks.  These risks and uncertainties also include the risks identified in the “Risk Factors” section of the Offering Memorandum.

Due to these risks and uncertainties, CCEP’s or the Group’s actual future results, dividend payments, and capital and leverage ratios and the results of the Exchange Offers and Consent Solicitations may differ materially from the plans, goals, expectations, and guidance set out in CCEP’s or the Group’s forward-looking statements. Additional risks and uncertainties that may impact CCEP’s or the Group’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov.  CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws, and regulations.  CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements.  Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s respective public statements may prove to be incorrect.

Contacts
Coca-Cola European Partners plc
Investor Relations:
Thor Erickson, +1-678-260-3110
or
Media Relations:
Shanna Wendt, +44-7976-595-168